UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

Platinum Group Metals Ltd.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

72765Q205

(CUSIP Number)

COPY TO:

Joshua Beiser

Senior Investment Counsel

Liberty Mutual Insurance

175 Berkeley Street

Boston, MA 02116

Tel: 617-357-9500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 31, 2014

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72765Q205

1.	NAME OF REPORTING PERSONS Liberty Metals & Mining Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 145,854,411
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 145,854,411
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,854,411
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19%
14.	TYPE OF REPORTING PERSON OO

Liberty Metals & Mining Holdings, LLC (“LMMH”) hereby amends the report on Schedule 13D filed with the Commission on January 10, 2013 (the “Schedule 13D”), as it has been amended from time to time, with respect to the shares of common stock, no par value, of Platinum Group Metals Ltd. (the “Issuer” or “Platinum Group”). The principal executive offices of the Issuer are located at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5.

Capitalized terms used by not defined herein have the meaning assigned to them in the Schedule 13D.

Item 1.	Security and Issuer

No Modification.

Item 2.	Identity and Background

Item 2 is amended with respect to Schedule A, updating the Executive Officers and Directors of LMMH, Liberty Mutual Insurance Company and Liberty Mutual Holding Company Inc.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended by adding the following paragraph immediately following the last paragraph of Item 3.

LMMH acquired additional shares in a public offering by Issuer pursuant to a prospectus on SEC Form F-10, dated December 19, 2014 (the “Registration Statement”) at a price of US$0.53 per share for a total purchase price for the shares acquired by LMMH in such public offering of approximately US$28,000,960.00.

Item 4.	Purpose of Transaction

No Modification.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a) LMMH owns an aggregate amount of 145,854,411 shares of Platinum Group Common Stock, which constitutes approximately 19% of the 766,112,842 issued and outstanding shares of Platinum Group Common Stock.

(b) LMMH has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 145,854,411 shares. LMMH has no shared power to either vote or dispose of the shares.

(c) During the 60 days preceding the date of this report, the Reporting Person purchased the following shares of the Issuer’s Common Stock pursuant to the public offering described in Item 3 above:

Reporting Person	Date Purchased	Quantity	Price Per Share

LMMH	12/31/2014	52,832,000	US$0.53

(d) With respect to LMMH, to the best of its knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceedings from the sale of, such securities, where such interest relates to either more or less than five percent of the class.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY METALS & MINING HOLDINGS, LLC

Dated: January 9, 2015	By:	/s/ Damon Barber
Damon Barber
Senior Vice President

SCHEDULE A

Controlling Persons

Liberty Metals & Mining Holdings, LLC, is a Delaware, member-managed, limited liability company. Liberty Mutual Insurance Company, its sole member, is a Massachusetts stock insurance company which is an indirect subsidiary of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Liberty Mutual Holding Company Inc. is the ultimate controlling person of Liberty Metals & Mining Holdings, LLC. Liberty Mutual Holding Company Inc. is a mutual holding company wherein its members are entitled to vote at meetings of the company. No such member is entitled to cast 10% or more of the votes. Liberty Mutual Holding Company Inc. has issued no voting securities.

The director and officer information for Liberty Metals & Mining Holdings, LLC, Liberty Mutual Insurance Company and Liberty Mutual Holding Company Inc. is as follows:

Liberty Metals & Mining Holdings, LLC

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

A. Alexander Fontanes President and Treasurer Citizenship: U.S.A.	Damon Barber Senior Vice President Citizenship: U.S.A.	Dennis J. Langwell Senior Vice President and Chief Financial Officer Citizenship: U.S.A.

Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.	James F. Kelleher Senior Vice President Citizenship: U.S.A.	Gary J. Ostrow Vice President Citizenship: U.S.A.

Stephan Theron Vice President Citizenship: Canadian	Mark Tomek Vice President Citizenship: Canadian

Caury Bailey Assistant Treasurer Citizenship: U.S.A.	David G. Hayter Assistant Treasurer Citizenship: Canadian	Michael P. Russell Assistant Treasurer Citizenship: U.S.A.

John Salmon Assistant Treasurer Citizenship: U.S.A.	Kristin L. Kelley Assistant Secretary Citizenship: U.S.A.	James R. Pugh Assistant Secretary Citizenship: U.S.A.

Joshua E. Beiser Assistant Secretary Citizenship: U.S.A.

Liberty Mutual Insurance Company

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	James P. Condrin, III Executive Vice President Citizenship: U.S.A.	Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.

Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.	A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President Citizenship: U.S.A.

James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland	Luis Bonell Executive Vice President Citizenship: Spain	Dennis J. Langwell Executive Vice President and Chief Financial Officer Citizenship: U.S.A.

James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.	Laurance H.S. Yahia Vice President and Treasurer Citizenship: U.S.A.	J. Eric Brosius Executive Vice President and Corporate Actuary Citizenship: U.S.A.

Melanie M. Foley Executive Vice President and Chief Human Resources and Administration Officer Citizenship: U.S.A.	John D. Doyle Vice President and Comptroller Citizenship: U.S.A.

Directors

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Paul J. Condrin, III Executive Vice President Citizenship: U.S.A.

James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.	Dennis J. Langwell Executive Vice President and Chief Financial Officer Citizenship: U.S.A.	Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.

Christopher L. Peirce Executive Vice President Citizenship: U.S.A.	Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.

Executive Officers and Directors of Ultimate Control Person

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, Chief Executive Officer and President Citizenship: U.S.A.	James P. Condrin, III Executive Vice President Citizenship: U.S.A.	A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.

Dennis J. Langwell Executive Vice President and Chief Financial Officer Citizenship: U.S.A	Christopher L. Peirce Executive Vice President Citizenship: U.S.A.	Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.

James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.	James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland	Melanie M. Foley Executive Vice President and Chief Human Resources And Administration Officer Citizenship: U.S.A.

Luis Bonell Executive Vice President Citizenship: Spain	J. Eric Brosius Executive Vice President and Corporate Actuary Citizenship: U.S.A.	Laurance H.S. Yahia Vice President and Treasurer Citizenship: U.S.A.

Gary J. Ostrow Vice President Citizenship: U.S.A.	Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.	John D. Doyle Vice President and Comptroller Citizenship: U.S.A.

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Directors

David H. Long Chairman of the Board, Chief Executive Officer and President c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Charles I. Clough, Jr. Chairman and Chief Executive Officer Clough Capital Partners, LP c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Nicholas M. Donofrio Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Francis A. Doyle, III President and Chief Operating Officer and President Connell Limited Partnership c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	John P. Manning Chief Executive Officer Boston Capital Corporation c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A. & Ireland	Thomas J. May Chairman, President and Chief Executive Officer NSTAR c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Myrtle Stephens Potter Chief Executive Officer Myrtle Potter & Company, LLC c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Ellen A. Rudnick

Executive Director and Clinical Professor, Polsky Center for Entrepreneurship, University of

Chicago Booth School of

Business

c/o Liberty Mutual Holding

Company Inc.

Citizenship: U.S.A.

Angel A. Ruiz President and Chief Executive Officer Ericsson Inc. c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Martin P. Slark Vice Chairman and Chief Executive Officer Molex Incorporated c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A. & United Kingdom	Eric A. Spiegel Chief Executive Officer Siemans Corporation c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	William C. Van Faasen Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Annette M. Verschuren Chair and Chief Executive Officer NRStor Inc. c/o Liberty Mutual Holding Company Inc. Citizenship: Canada